UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For December 15, 2021

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)

LOSS-OF-LIFE INCIDENT AT MPONENG

Johannesburg, Wednesday, 15 December 2021. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) regrets to report that one of its employees tragically lost their life after losing control of a heavy duty vehicle. The incident transpired close to the Mponeng mine salvage yard on its way to Savuka central salvage yard, near Carletonville, in the Gauteng province.

“The recent spate of loss of life incidents are of real concern to the Harmony family and we are deeply appalled. The tragic consequences of these incidents will continue to affect the families, colleagues and friends of our deceased colleagues for many years. However, we will continue our focus on embedding our risk management process to create a more engaged and proactive safety culture. All Harmony stakeholders are profoundly committed to making renewed and concerted efforts to prevent accidents through our ongoing humanistic transformation safety initiatives. Our prayers are with the families, friends and colleagues of the deceased during this difficult time,” said Peter Steenkamp, chief executive officer of Harmony.

The relevant authorities have been informed and an investigation into the incident is currently underway.

Ends.

For more details contact:

Sihle Maake
Head of Communications
+27 (0)83 722 5467 (mobile)

Jared Coetzer
Head of Investor Relations
+27 (0)82 746 4120

or

Mashego Mashego
Executive Director: Corporate affairs
+27 (0) 82 767 1072 (mobile)

15 December 2021

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: December 15, 2021	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director